SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments
Thereto Filed Pursuant to § 240.13d-2.
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Imperial Sugar Company
      (Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
453096208
(CUSIP Number)
          December 31, 2007
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this is filed:
☑	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	453096208	13G	Page	2	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Schultze Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,587,754

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

1,587,754

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,587,754

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	453096208	13G	Page	3	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Schultze Asset Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,741,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

1,741,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,741,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	453096208	13G	Page	4	of	10

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). George J. Schultze

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,741,988

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	8	SHARED DISPOSITIVE POWER

1,741,988

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,741,988

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.
(a)	Name of Issuer:

Imperial Sugar Company

(b)	Address of Issuer’s Principal Executive Offices:

One Imperial Square, P.O. Box 9, Sugar Land, Texas 77487
Item 2.
Schultze Master Fund, Ltd.
(a)	Name of Person Filing:

Schultze Master Fund, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Q&H Corporate Services Ltd., Third Floor, Harbour Centre, P.O. Box 1348GT, Grand Cayman, Cayman Islands

(c)	Citizenship: Cayman Islands

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

453096208
Schultze Asset Management, LLC
(a)	Name of Person Filing:

Schultze Asset Management, LLC

(b)	Address of Principal Business Office or, if none, Residence:

3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: Delaware

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

453096208
George J. Schultze
(a)	Name of Person Filing:

George J. Schultze

(b)	Address of Principal Business Office or, if none, Residence:

c/o Schultze Asset Management, LLC, 3000 Westchester Avenue, Purchase, NY 10577

(c)	Citizenship: United States of America

(d)	Title of Class of Securities:

Common Stock, no par value

(e)	CUSIP Number:

453096208
                    Schultze Asset Management, LLC (“SAM”) acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the “Managed Accounts”). In its capacity as investment manager, and pursuant to investment management agreements between Schultze Asset Management, LLC and each Managed Account, SAM has the sole power to vote and dispose of the securities owned by the Managed Accounts.
          Schultze Master Fund, Ltd. is one of SAM’s Managed Accounts. George J. Schultze is the Managing Member of SAM. George J. Schultze exercises sole voting and investment control over SAM.
          Both SAM and George J. Schultze disclaim beneficial ownership of the shares of Common Stock, no par value, reported, except to the extent of their respective pecuniary interest in such shares of Common Stock.
Item 3. If this Statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);*

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     *SAM is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4. Ownership.
Schultze Master Fund, Ltd.
(a)	Amount beneficially owned: 1,587,754 shares.*

(b)	Percent of class: 13.4%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 1,587,754 .

(iii)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 1,587,754 .

* Pursuant to an investment management agreement, Schultze Master Fund, Ltd. has granted SAM the sole power to vote and dispose of the shares of the Common Stock.
Schultze Asset Management, LLC
(a)	Amount beneficially owned: 1,741,988 shares.*

(b)	Percent of class: 14.7%.*

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 1,741,988 .

(iii)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 1,741,988 .

* Pursuant to investment management agreements, various Managed Accounts, including Schultze Master Fund, Ltd., have granted SAM the sole power to vote and dispose of the shares of the Common Stock
George J. Schultze
(a)	Amount beneficially owned: 1,741,988 shares.*

(b)	Percent of class: 14.7%.*

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0 .

(ii)	Shared power to vote or to direct the vote: 1,741,988 .

(iii)	Sole power to dispose or to direct the disposition of: 0 .

(iv)	Shared power to dispose or to direct the disposition of: 1,741,988 .

* George J. Schultze exercises sole voting and investment control over SAM.
Item 5. Ownership of Five Percent or Less of a Class.
          Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
          The Managed Accounts, including Schultze Master Fund, Ltd., may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such Managed Account. However, SAM, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
          Not applicable.
Item 8. Identification and Classification of Members of the Group.
          Not applicable.
Item 9. Notice of Dissolution of a Group.
          Not applicable.
Item 10. Certification.
          (a) This amendment to Schedule 13G is being filed by SAM pursuant to Rule 13d-1(b):
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
          (b) This amendment to Schedule 13G is being filed by Schultze Master Fund, Ltd. and George J. Schultze pursuant to Rule 13d-1(c):
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 5, 2008

SCHULTZE MASTER FUND, LTD.
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Director

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
	Name:	George J. Schultze
	Title:	Managing Member

/s/ George J. Schultze
George J. Schultze

JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the undersigned persons hereby agree to the joint filing on behalf of each of them of the Amendment No. 1 to the Schedule 13G (including any amendments thereto, the “Schedule 13G”) with respect to the shares of Common Stock, no par value, of Imperial Sugar Company. Furthermore, each party to this Agreement expressly authorizes each other party to this Agreement to file the Schedule 13G on his behalf. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
Date: February 5, 2008

SCHULTZE MASTER FUND, LTD.
By:	/s/ George J. Schultze
Name:	George J. Schultze
Title:	Director

SCHULTZE ASSET MANAGEMENT, LLC
By:	/s/ George J. Schultze
Name:	George J. Schultze
Title:	Managing Member

/s/ George J. Schultze
George J. Schultze